Exhibit 99.1

REPRESENTATIVE AGREEMENT

THIS made 5th day of December, 2002.

BETWEEN:

"EMSI": MIKUNIYA ENVIRONMENTAL MANAGEMENT SYSTEMS INSTITUTE Inc., a Japanese company having a principal office at Toranomon Jitsugyou Kaikan Bldg. 1-1-20 Toranomon, Minato-ku, Tokyo, Japan (Fax no. +813-3593-3955)

AND:

"FASC": FIRST AMERICAN SCIENTIFIC CORP., a Nevada corporation having a head office in the Province of British Columbia at 9th Floor, 1285 West Pender Street, Vancouver, British Columbia V6E 4B1 (Fax no. 604.913.9036)

FASC wishes to engage EMSI as its sole and exclusive representative to provide the Services (as defined herein), and EMSI wishes to accept such engagement, upon and subject to the terms and conditions of this Agreement:

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties hereby agree as follows:

1. INTERPRETATION

1.1 Defined Terms. In this Agreement, the following words will have the following meanings:

(a) "Antisocial Forces@ means any person, firm, corporation, association or entity engaging in activities which are illegal or are not permitted under applicable laws or regulations, or general practices such as gangsters, terrorists and criminals.

(b) "Approved Expenses" means any expenses relating to the Services: (i) that are incurred by EMSI with the prior approval of FASC for which FASC has agreed to reimburse EMSI, or (ii) for which FASC has agreed to pay for on behalf of EMSI

(c) "Confidential Information" means, with respect to each party, all data and information of that party, written, oral or in electronic form, relating to its business, operations, services and facilities that is supplied by it to the other party or that is otherwise acquired by the other party during the course of dealings between the parties and any other data or information which is not generally known or available to the public and which would be understood by the other party, exercising reasonable business judgment, to be confidential;

(d) "Customer" means any person, firm or corporation that is a Licensee and/or a Purchaser;

(e) "License Agreement" means a written agreement between FASC and a Licensee governing the use of the Technology by that Licensee, as amended from time to time;

(f) "Licensee" means any person, firm or corporation in the Territory who enters into a License Agreement with FASC;

(g) "License Fees" means all compensation payable by a Licensee for the use of the Technology, excluding all applicable taxes thereon and excluding any compensation that is Sales Revenue;

(h) "Milestones" means the objectives with respect to the marketing, promoting, selling and licensing of the Technology in the Territory agreed between the parties from time to time;

(i) "Modifications" means all enhancements, additions and other modifications made to the Technology from time to time;

(j) "Purchaser" means any person, firm or corporation in the Territory who enters into a Sales Agreement with FASC;

(k) "Sales Agreement" means a written agreement between FASC and a Purchaser containing the terms of sale of all or part of the Technology to a Purchaser;

(l) "Sales Revenue" means the gross sales proceeds received from a Customer in the Territory relating to any sale or other disposition of the Technology, excluding all License Fees;

(m) "Technology" means the technology described with regard to KDS Micronex in Schedule A hereto; and

(n) "Territory" means the country of Japan.

1.2 Headings and Division. The headings used herein and the division of this Agreement into Articles, Sections and Subsections are for convenience of reference only and will not affect the interpretation hereof.

1.3 Severability. If any provision of this Agreement is held to be unenforceable, then such provision will be deleted from this Agreement and the remaining provisions will continue in full force and effect. The parties will in faith negotiate a mutually acceptable and enforceable substitute for the unenforceable provision, which substitute will be as consistent as possible with the original intent of the parties.

1.4 Governing Law. This agreement will be governed by the laws of Japan.

1.5 Entire Agreement. With respect to the Services, this Agreement and all agreements and instruments referred to herein constitute the entire agreement between FASC and EMSI and supersede all prior understandings and communications between FASC and EMSI, oral or written.

2. APPOINTMENT

2.1 FASC HEREBY APPOINTS EMSI, AND EMSI HEREBY ACCEPTS SUCH APPOINTMENT, AS THE SOLE REPRESENTATIVE OF FASC FOR THE PURPOSES OF MARKETING, PROMOTING, AND SUPPORTING THE SELECTION, NEGOTIATION OF A CONTRACT WITH A LICENSEE (THE MASTER LICENSEE) FOR THE TECHNOLOGY IN THE TERRITORY, AND ONGOING MONITORING OF THE JAPANESE MARKET IN ACCORDANCE WITH THE TERMS AND CONDITIONS SET FORTH IN THIS AGREEMENT. FASC

3. SERVICES

3.1 As the sole and exclusive representative of FASC, EMSI will use commercially reasonable efforts to provide the following services ("Services") to FASC:

(a) marketing and promoting the Technology in the Territory, until these functions would be taken over by the licensee;

(b) working with FASC to achieve the Milestones ;

(c) maintaining such staff and otherwise committing such other resources as are reasonably required to meet EMSI's day-to-day obligations under this Agreement;

(d) promoting the Technology at trade fairs, until these functions would be taken over by the licensee;

(e) providing FASC with activity reports on the Services from time to time;

(f) developing and maintaining lists of Customers and potential Customers in the Territory, until these functions would be taken over by the licensee;

(g) introducing potential Licensees to FASC;

(h) at the request and expense of FASC, taking all reasonable action, where possible, to obtain and maintain in the name of FASC patent, copyright and trademark protection for the Technology in the Territory, until these functions would be taken over by the licensee;

(i) translating into the Japanese language those Promotional Materials designated by FASC as well as other documents designated by FASC from time to time, until these functions would be taken over by the licensee;

(j) providing ongoing liaison with potential Licensees and Customers in the Territory, until these functions would be taken over by the licensee;

(k) monitoring Licensee to ensure compliance with License Agreements;

(l) monitoring competing companies and products in Japan ;

(m) performing such other activities specified in this Agreement as forming part of the Services; and

(n) performing such other activities on which the parties may agree from time to time.

4. OBLIGATIONS OF FASC

4.1 General Obligations. FASC understands that in order for EMSI to provide the Services and to meet its other obligations under this Agreement, FASC must perform its responsibilities under this Agreement in a timely manner as well as the following responsibilities specific to the provision of the Services:

(a) providing EMSI with all necessary information relating to the Technology, including: proposed terms of the license agreement, price lists, license fees, delivery information, technical and other general information, product information, including specifications, and Promotional Materials;

(b) informing EMSI of new products and process developments forming part of the Technology from time to time and having market potential in the Territory;

(c) providing Modifications to EMSI from time to time;

(d) providing technical assistance, training and general guidance with respect to the marketing, installation and maintenance of the Technology ;

(e) delivering all Technology and Modifications to the Licensees as required;

(f) referring to EMSI all inquiries relating to the Technology originating from within the Territory;

(g) performing such other activities specified in this Agreement as the responsibility of FASC; and

(h) performing such other activities on which the parties may agree from time to time.

4.2 Scope of Authority. The parties acknowledge and agree that EMSI will have no authority to enter into Sales Agreements, License Agreements or other agreements with any Customer without the prior express written authority of FASC. FASC acknowledges and agrees that EMSI will have no obligations or liabilities under any such agreement unless FASC and EMSI have otherwise agreed in a separate written agreement.

5. PAYMENT

5.1 Commission Fees. In consideration of EMSI performing the Services in the manner contemplated by this Agreement, FASC will pay to EMSI commission fees (the "Commission Fees") calculated as follows:

(a) 20% of the amount of all License Fees received by FASC;

(b) For its ongoing role in monitoring in Japan, EMSI will receive a commission of 5% on the total sales revenue received by FASC from sales of the technology in Japan.

5.2 Commission Fees After Termination. Notwithstanding any termination or expiration of this Agreement, EMSI will be entitled to receive Commission Fees with respect to any License Agreement entered into before the termination or expiration of this Agreement, and any License Agreement that was entered into after the termination or expiration of this Agreement but which results from Services provided before such termination or expiration, and any License Fees and sales Revenues received by FASC in connection therewith.

5.3 Time of Payment. FASC will pay the applicable Commission Fees to EMSI within 30 days after receipt by FASC of the applicable License Fees or Sales Revenue in Japanese yen.If any License Fees or Sales Revenue is not paid in a lump sum, EMSI's percentage of the total revenue will be paid as a percentage of the partial payments, not as a final payment. Payment will be made by wire transfer to an EMSI designated account. Any fees chargeable for the transfer will be borne by FASC. In case where License Fees or Sales Revenues are paid in a currency other than Japanese yen, the Commission Fees shall be calculated in Japanese yen at an exchange rate to be separately agreed by FASC and EMSI.

5.4 Costs.

(a) Except as otherwise provided in this Section and except for any costs that may be payable by FASC pursuant to Section 7.1 and 7.2 or by one party to the other pursuant to Article 13, each party agrees to bear its own costs and expenses in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant thereto, including, but not limited to, legal and accounting fees and expenses.

(b) FASC will pay for or reimburse EMSI for all Approved Expenses.

(c) FASC will be responsible for negotiating with the Licensee all arrangements associated with delivery of the Technology to Japan, including without limitation all customs duties, taxes, transportation costs and insurance costs.

5.5 Books and Records. FASC will keep, maintain and preserve at the principal office of FASC during the term of this Agreement and for a period of at least 2 years following the termination or expiration of this Agreement, complete and accurate records covering all transactions relating to this Agreement (the "Records"). The Records will be available for inspection by EMSI from time to time until 2 years following the termination or expiration of the

Agreement, during reasonably business hours and upon reasonable notice. EMSI will have the right to make copies of any extracts of the Records and FASC will not cause or permit any interference with such inspection and copying by EMSI. If EMSI requests more than one inspection of the Records with respect to any calendar year, then it will pay for all costs associated with such inspection and any copying made in connection therewith.

6. OWNERSHIP AND CONFIDENTIALITY

6.1 Ownership. EMSI acknowledges that, as between FASC and EMSI and except as otherwise provided in this Agreement, FASC is the owner of all proprietary and intellectual property rights, including all copyrights, trade-marks, trade secrets and patentable inventions, relating to the Technology and all goodwill pertaining thereto (collectively, the "Intellectual Property Rights").

6.2 Covenants by EMSI. EMSI covenants with FASC:

(a) to assist and co-operate with FASC, to the extent reasonably requested by FASC and at the expense of FASC, in obtaining patent protection for the Technology in the Territory, if such protection is available;

(b) to promptly notify FASC of any infringements of the Technology when such becomes known to EMSI and to co-operate with FASC, at FASC's sole cost and expense, in enforcing the Intellectual Property Rights against the infringer; provided however, that EMSI will not institute any suit or take any action on account of any such infringements without FASC's prior written consent;

(c) to promptly notify FASC of the failure of any Licensee to abide by any terms of the relevant License Agreement that becomes known to EMSI; provided however, that EMSI will not institute any suit or take any action on account of such failure without FASC's prior written consent; and

(d) not to remove, modify or deface any logo, notice or legend of copyright or trade marks from any packaging for the Technology.

6.3 Confidential Information.

(a) FASC.

(i) FASC will keep all Confidential Information of EMSI to which access is granted to or obtained by it in strictest confidence and will permit access to such Confidential Information only to such of its directors, officers and employees as need such Confidential Information for the proper use thereof or for the fulfilment of their regular duties.

(ii) FASC will use Confidential Information of EMSI solely for the purposes of fulfilling its obligations under this Agreement, except as otherwise expressly authorized in writing by EMSI.

(iii) Subject to Section 6.6, except as specifically provided in this Article FASC will not disclose or permit disclosure of all or any portion of the Confidential Information of EMSI to any person, firm, corporation, business or other entity.

(iv) FASC will not copy or otherwise reproduce or duplicate all or any portion of the Confidential Information of EMSI without the prior written authorization of EMSI, except as required in connection with the fulfilment of its rights and obligations under this Agreement.

(b) EMSI.

(i) EMSI will keep all Confidential Information of FASC to which access is granted to or obtained by FASC in strictest confidence and will permit access to such Confidential Information only to such of its directors, officers, shareholders and employees as need such Confidential Information for the proper use thereof or for the fulfilment of their regular duties.

(ii) EMSI will use the Confidential Information of FASC solely for the purposes of fulfilling its obligations under this Agreement, except as otherwise expressly authorized in writing by FASC.

(iii) Subject to Section 6.6, except as specifically provided in this Article or as required in connection with the sale or license of the Technology, EMSI will not disclose or permit disclosure of all or any portion of the Confidential Information of FASC to any person, firm, corporation, business or other entity.

(iv) EMSI will not copy or otherwise reproduce or duplicate all or any portion of the Confidential Information of FASC without the prior written authorization of FASC, except as required in connection with the fulfilment of its obligations under this Agreement.

6.4 Exception. Notwithstanding the foregoing to the contrary, either party may disclose all or any part of the Confidential Information of the other party as may be required by law or pursuant to an order of a court of competent jurisdiction.

6.5 Reporting. Each party will promptly advise the other party in writing if any unauthorized use or disclosure or any anticipated use or disclosure of all or any portion of the Confidential Information of the other party comes to its attention and will take all reasonable steps to stop such unauthorized or anticipated use or disclosure.

6.6 Applicable Law. Each party will abide by all applicable laws relating to the collection, use and disclosure of personal information. In addition, the parties will rely on all applicable exceptions to the rights of access to, or disclosure of, personal information under applicable law where necessary for them to fulfil their obligations under this Article or in any other case where they determine it prudent to do so.

7. REPRESENTATIONS AND WARRANTIES BY FASC

7.1 Representations and Warranties. FASC hereby represents and warrants to EMSI that:

(a) It is an established and effectively enduring corporate body with the legal authority to conclude this Agreement and perform obligations stated in this Agreement.

(b) This Agreement is concluded and issued by a representative with legal authority.

(c) It has no pending risks of trials, other legal procedures, administrative, tax related, and other procedures which many adversely affect its management, financial condition, and/or credibility.

(d) The corporate and legal procedures necessary to conclude and issue this Agreement are legally and timely completed.

(e) It is the legal owner of the Technology and that it has the right to grant to EMSI the rights to market, promote, sell and license the Technology;

(f) It has not received notice, and otherwise has no knowledge of, any adverse claim with respect to the Technology, that could impact on the rights of a Licensee to use the Technology pursuant to the terms of a License Agreement or for customers who purchase Technology to use that Technology in the ordinary course of their business.

(g) In relation to the Technology, has never violated a third party's intellectual property nor other rights in the past, is not violating them currently, and has never been accused of violating a third party's intellectual property and other rights.

(h) FASC has never sold, transferred, granted security interest on, licensed, or otherwise disposed of the ownership or intellectual property of the Technology, as whole or in part.

(i) It is not related to any Antisocial Forces

7.2 EMSI hereby represents and warrants to FASC that:

(a) It is an established and effectively enduring corporate body with the legal authority to conclude this Agreement and perform obligations the terms stated in this Agreement.

(b) This Agreement is concluded and issued by a representative with legal authority.

(c) It has no pending risks of trials, other legal procedures, administrative, tax related, and other procedures which many adversely affect its management, financial condition, and/or credibility.

(d) The corporate and legal procedures necessary to conclude and issue this Agreement are legally and timely completed.

(e) It is not related to any Antisocial Forces

7.3 Indemnity. FASC hereby covenants to indemnify and hold harmless EMSI from and against:

(a) any breach of the representations and warranties contained in Section 7.1;

(b) any claim ("Claim") that the Intellectual Property Rights infringe any intellectual or proprietary right of a third party; and

(c) any and all actions, suits, proceedings, demands, assessments, judgments, costs and legal and other expenses incident to any of the foregoing,

(d) any actions done by a licensee.

provided that EMSI gives prompt notice of any Claim to FASC and that EMSI grants FASC the right, at its discretion, to take carriage of any such legal action including, without limitation, all settlement negotiations with respect thereto.

8. PROMOTIONAL MATERIALS

8.1 FASC will develop and deliver to EMSI such sales literature and other promotional materials as are necessary to enable EMSI to effectively market and promote the Technology (such literature and materials are collectively referred to as the "Promotional Materials"). At the request and expense of FASC, EMSI will develop Promotional Materials for use in connection with the Technology, until these functions would be taken over by the Licensee. All such Promotional Materials will be developed according to specifications provided by FASC. The Promotional Materials will clearly indicate that EMSI is marketing, promoting and licensing the Technology as an authorized representative of FASC. EMSI will not use any sales literature or promotional materials other than Promotional Materials and will not otherwise use FASC's registered and unregistered trade-marks in promoting the Technology, except with the prior written permission of FASC.

9. LIMITATION ON LIABILITY.

9.1 No Indirect Damages, etc. In no event will either party be liable to the other or to any other person for any incidental, indirect, special or consequential damages, including, but not limited to, loss of use, revenues, profits or savings for any matter whatsoever, even if the other party knew or should have known of the possibility or likelihood of such damages. For the purposes of this Section, each party is deemed to include such party's divisions, subsidiaries and affiliates, its shareholders, the assignees of each of the foregoing and their respective directors, officers, shareholders and employees.

9.2 Limitation on Liability - EMSI. Notwithstanding any other provision of this Agreement, EMSI will have no liability to FASC or any third party for any loss, liability or damage, whether under this Agreement or otherwise at law or in equity, resulting from:

(a) any action taken or permitted to be taken, or any action omitted, by EMSI in good faith in reliance upon instructions, orders or information (including Confidential Information of FASC) received from FASC as to anything arising in connection with EMSI's performance of its obligations under this Agreement;

(b) FASC failing to perform any of its obligations under this Agreement; or

(c) either FASC or a Customer, or both, failing to perform any of its obligations, or being in breach of any representation, warranty or condition, under a License Agreement or a Sales Agreement.

10. TERM, RENEWAL AND TERMINATION

10.1 Initial Term. The term of this Agreement will commence on the date hereof and will continue until December 31, 2003 ("Initial Term") unless extended or sooner terminated as provided for herein.

10.2 Extended Term: The term of this Agreement shall be automatically will extended to December 31, 2007, if FASC enters into License Agreement with a Licensee during Initial Term.

10.3 At any time, the parties may mutually agree on amendments to the terms of this Agreement.

10.4 Early Termination By FASC. FASC will have the right to terminate this Agreement immediately upon the breach by EMSI of any material term of this Agreement, which breach is not cured to the satisfaction of FASC, acting reasonably, within 30 days after written notice describing that breach in reasonable detail is delivered to EMSI.

10.5 Early Termination by EMSI. EMSI will have the right to terminate this Agreement:

(a) immediately upon the breach by FASC of any material term of this Agreement, which breach is not cured to the satisfaction of EMSI, acting reasonably, within 30 days after written notice describing that breach in reasonable detail is delivered to FASC; and

(b) otherwise, at any time without cause upon giving not less than 90 days written notice of termination.

10.6 Actions on Termination/Expiration. Upon the termination or expiration of this Agreement for any reason, without prejudice to any other rights which the parties may have:

(a) EMSI will immediately deliver to FASC all Confidential Information then in its possession or control, if any;

(b) FASC will immediately deliver to EMSI all Confidential Information then in its possession or control, if any;

(c) EMSI will immediately cease all marketing and promotional activities relating to the Technology; and

(d) each party will immediately pay all sums owing to the other hereunder or as they subsequently become due.

11. RIGHT TO SUBCONTRACT

11.1 EMSI will not use the services of any third party contractors to perform any of its obligations under this Agreement without the prior consent of FASC.

12. FORCE MAJEURE

12.1 Neither party will be responsible or liable in any way for any delays in or suspension of performance of its obligations under this Agreement caused by: (a) acts of God; (b) restrictions, regulations or orders of any governmental authority or agency or subdivision thereof or delays caused by such authorities or agencies; (c) strikes or labour disputes; (d) fires or other loss of production facilities; (e) breach by suppliers of supply agreements; (f) utility, communication or transportation delays or failures; (g) acts of war (whether declared or undeclared), terrorism, sabotage or the like; or (h) any other causes beyond the reasonable control, and not the result of the fault or neglect, of such party. Notwithstanding the foregoing, Neither party will have no right to rely on this Section to delay or suspend the payment of any monies owing to the other party under this Agreement.

13. DISPUTE RESOLUTION

13.1 The parties hereto hereby agree that the Tokyo District Court of Japan shall have the exclusive jurisdiction for the first instance over any lawsuit in connection with this Agreement in case where FASC enters a lawsuit against EMSI, and Provincial Court of British Columbia, Canada shall have the exclusive jurisidiction for the first instance over any lawsuit in connection with this Agreement in case where EMSI enters a lawsuit against FASC.

13.2 The agreement on the jurisdiction set forth in Article 13.1 above shall apply to monetary claims such as compensation for damages, injunctions, preliminary or provisional orders such as provisional attachments and provisional disposition, and any other remedy.

13.3 In case where it is found that the court specified in Article 13.1 does not have the jurisdiction under applicable laws or regulations, the parties hereto may file a lawsuit with another court which has the jurisdiction under the applicable laws or regulations.

14. GENERAL

14.1 Initial Milestones. The initial Milestones under this Agreement are attached as Schedule B hereto.

14.2 Negotiated Agreement. The parties agree that this Agreement has been the subject of discussion and negotiation and is fully understood by the parties, and that the goods and services and the other mutual agreements of the parties set forth in this Agreement were arrived at in consideration of each of such provisions.

14.3 Language. If there is a discrepancy in the English and the Japanese versions of this contract, the English language version will be considered first and the parties will work to resolve each other in good faith.

14.4 Further Assurances. Each of the parties will from time to time promptly and duly execute and deliver all documents and take such action as may be necessary or desirable in order to effectively carry out the intent and purposes of this Agreement, to protect the interests of the parties hereto and to establish, protect and perfect the rights, remedies and interests granted or intended to be granted hereunder.

14.5 Restricted Authority. EMSI will have no authority to bind FASC or otherwise incur liability on behalf of FASC except as otherwise expressly provided in a separate written agreement between the parties.

14.6 No Waiver. The failure of either party to insist upon strict performance of any of the terms and conditions herein will not be deemed a waiver of any rights or remedies that either party has and will not be deemed a waiver of any any rights or remedies for any subsequent default of the terms and conditions hereof.

14.7 No Third Party Rights. Nothing contained in this Agreement will or is intended to create or will be construed to create any right in or any duty or obligation by either party to any third party. There are no third party beneficiaries of this Agreement.

14.8 Amendment. No provision of this Agreement may be changed, modified or amended from time to time unless with the express written agreement of the parties executed by their authorized representatives.

14.9 Publicity. Each party will obtain prior written consent from the other party prior to publicizing the terms and conditions of this agreement, giving press interviews regarding it, or using the name of the other in marketing activities or press releases.

14.10 Notices. Any notice permitted or required under this Agreement must be in writing. Any such notice will be deemed delivered: (a) on the day of delivery in person; (b) on the day after deposit with an overnight courier, fully prepaid; (c) on the date sent by facsimile transmission; or (d) on the date sent by e-mail, if confirmed by first-class mail, properly posted, or by facsimile transmission; to the address or fax number to whom it is directed as set forth on page one of this Agreement.

14.11 Surviving Provisions. The provisions of Articles 1, 5, 9 and 13 and of Sections 6.3, 6.4, 6.5, 6.6, 6, 14.2, 14.3, 14.4, 14.6, 14.7, 14.10, 14.11, 2 and 3 of this Agreement will survive any termination or expiration of this Agreement and will continue in full force and effect for a period of 2 years thereafter.

14.12 Ensurement. This Agreement will ensure to the benefit of and be binding upon the parties and their respective successors and assigns.

14.13 Counterparts. This Agreement may be executed in counterpart, each of which, when so executed, will be deemed to be an original copy hereof, and all such counterparts together will constitute but one single agreement. Either party may deliver a counterpart signature page by facsimile transmission.

IN WITNESS WHEREOF the parties have duly executed this agreement.

MIKUNIYA ENVIRONMENTAL SYSTEMS INSTITUTE

Per: /s/ Masahito Aizawa
Authorized Signatory

FIRST AMERICAN SCIENTIFIC CORP

Per: /s/ Brian Nichols
Authorized Signatory

SCHEDULE A

DESCRIPTION OF TECHNOLOGY

SCHEDULE B

INITIAL MILESTONES
Date	Milestone	Responsibility
August 23, 2002

Supply of FASC's proposed booth, presentation materials, and relevant technical reports (independent research reports) to EMSI for adaptation and translation into Japanese for the Osaka New Earth Trade Fair.

FASC

October 1, 2002	Signing of a formal memorandum for the agency agreement as described above between FASC and EMSI.	EMSI and FASC

October 16-19, 2002	New Earth Osaka Trade Fair - Participation by FASC - Kantonen, Nichols and EMSI - Aizawa (President), Fujita, Kitano, Dungate Meetings convened by EMSI	FASC and EMSI

October 20-21, 2002	Visit to Sapporo to Hokkaido University (potential site of demonstration project)	EMSI

October/ November, 2002	Follow-up contacts with Japanese prospects	EMSI

November 26-29, 2002	Wastec Trade Fair - Tokyo	EMSI and FASC

December/January, 2002	Patent pending status applied for in Japan Follow-up contacts with Japanese prospects Study Tour to Canada	FASC

December, 2003	Signing of Master License	EMSI and FASC